                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                             INTERNET AMERICA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    46058Y109
                                 (CUSIP Number)

                                Carl H. Westcott
                               100 Crescent Court
                                   Suite 1620
                               Dallas, Texas 75201
                                 (214) 777-5015
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2003
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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CUSIP NO.  46058Y109                  13D                      PAGE 2 OF 6 PAGES
                                                                   ---  ---

--------------------------------------------------------------------------------
  1   Name of reporting person                                  Carl H. Westcott
      IRS Identification No. of above person (entities only)

--------------------------------------------------------------------------------
  2   Check the appropriate box if a member of a group*               (a) ______
                                                                      (b) ______

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  3   SEC use only

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  4   Source of funds*                                                      PF

--------------------------------------------------------------------------------
  5   Check box if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
  6   Citizenship or place of organization
                                                                   United States

--------------------------------------------------------------------------------
         Number of                      Sole voting power                501,977
          Shares                 7
       Beneficially           --------------------------------------------------
           Owned                        Shared voting power                    0
     By each Reporting           8
          Person              --------------------------------------------------
           with                         Sole dispositive power           501,977
                                 9
                              --------------------------------------------------
                                        Shared dispositive power               0
                                10
--------------------------------------------------------------------------------
 11   Aggregate amount beneficially owned by each reporting person       501,977

--------------------------------------------------------------------------------
 12   Check box if the aggregate amount in row (11) excludes certain shares* [ ]

--------------------------------------------------------------------------------
 13   Percent of class represented by amount in row (11)            4.9%

--------------------------------------------------------------------------------
 14   Type of reporting person*                                              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 6 Pages


ITEM 1.       SECURITY AND ISSUER.

         The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

ITEM 2.       IDENTITY AND BACKGROUND.

         The name of the reporting person is Carl H. Westcott (the "Reporting Person"). The principal business address for the Reporting Person is 100 Crescent Court, Suite 1620, Dallas, Texas 75201. The Reporting Person is a private investor.

         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Through a series of open market purchases in December 2000 and January 2001, the Reporting Person acquired an aggregate of 549,368 shares of Common Stock for a total purchase price of $248,131.11. The purchase price was paid out of the Reporting Person's personal funds.

         Through a series of open market purchases in January, February and March 2001, the Reporting Person acquired an aggregate of 104,580 shares of Common Stock for a total purchase price of $93,939.29. The purchase price was paid out of the Reporting Person's personal funds.

         Through a series of open market purchases and sales from March 2001 to January 2003, the Reporting Person acquired an aggregate of 323,362 shares of Common Stock for a total purchase price of $142,045.98. The purchase price was paid out of the Reporting Person's personal funds. During the same period, the Reporting Person disposed of an aggregate of 23,833 shares of Common Stock.

         Through a series of open market sales from September 5 to September 17, 2003, the Reporting Person disposed of an aggregate of 451,500 shares of Common Stock for an aggregate price of $420,371.00.

                                                               Page 4 of 6 Pages


ITEM 4.       PURPOSE OF TRANSACTION.

         The acquisitions and dispositions of shares of Common Stock by the Reporting Person have been made for investment purposes. The Reporting Person will continually evaluate the business, financial condition, and prospects of the Issuer, market price of the Common Stock, return on investment, alternative investments, and conditions in the economy and in the industry in which the Issuer is engaged with a view toward determining whether to hold, decrease or increase his investments in shares of Common Stock. From time to time on or after the date of this statement, based upon such evaluation, the Reporting Person may sell all or a portion of his shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

         The Reporting Person does not have any current definitive plan, arrangement, or understanding to gain control of the Issuer or to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to cease to be quoted on the OTC Bulletin Board or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or to take any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003, as of May 12, 2003, there were 10,337,476 shares of Common Stock issued and outstanding. As of September 18, 2003, the Reporting Person beneficially owned 501,977 shares of Common Stock, or approximately 4.9% of the total Common Stock deemed to be outstanding. The Reporting Person has the sole power to vote and to dispose of the 501,977 shares.

         During the past 60 days, the Reporting Person sold an aggregate of 451,500 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were affected in ordinary open market transactions.



      DATE OF SALE                       QUANTITY              AVERAGE PRICE
      ------------                       --------              -------------
        09/05/03                             100                   0.7

        09/05/03                            2500                   0.7

        09/05/03                             100                   0.7

        09/08/03                            9800                   0.69

        09/11/03                            7300                   0.71

        09/11/03                           50000                   0.71

        09/12/03                           10000                   1.05

        09/12/03                             500                   1.01

        09/12/03                           39500                   1.01

        09/12/03                           10000                   1.01

        09/12/03                           10000                   1.01

                                                               Page 5 of 6 Pages


      DATE OF SALE                       QUANTITY              AVERAGE PRICE
      ------------                       --------              -------------
        09/12/03                            1200                   1.01

        09/12/03                           10000                   1.015

        09/12/03                            2500                   1.01

        09/12/03                           25000                   1.01

        09/12/03                           25000                   1.01

        09/12/03                            1000                   1.01

        09/12/03                           25300                   1.01

        09/12/03                           11700                   1.01

        09/12/03                            2500                   0.99

        09/12/03                             900                   0.98

        09/12/03                           21600                   0.95

        09/12/03                           15000                   0.95

        09/12/03                            2500                   0.95

        09/12/03                            2000                   0.91

        09/12/03                            4600                   0.91

        09/12/03                            4000                   0.91

        09/12/03                           14400                   0.91

        09/12/03                            5000                   0.93

        09/15/03                             300                   0.98

        09/15/03                           15000                   0.98

        09/15/03                             200                   0.98

        09/15/03                            5000                   0.98

        09/15/03                           10000                   0.95

        09/15/03                             300                   0.95

        09/15/03                            9700                   0.95

        09/15/03                            1500                   0.98

        09/15/03                             500                   0.98

        09/16/03                           10000                   0.97

        09/16/03                            2700                   0.96

        09/16/03                            5000                   0.95

        09/16/03                            7500                   0.95

        09/16/03                            7000                   0.95

        09/16/03                             500                   0.95

        09/16/03                             300                   0.95

        09/16/03                            1000                   0.95

        09/16/03                            1000                   0.95

        09/17/03                           10000                   0.93

        09/17/03                           10000                   0.93

        09/17/03                            5000                   0.93

        09/17/03                           10000                   0.91

        09/17/03                            5000                   0.90

        09/17/03                            2500                   0.90

        09/17/03                            2500                   0.90

        09/17/03                            4000                   0.90

        09/17/03                            1000                   0.89

        09/17/03                           10000                   0.89

                                                             Page 6 of 6 Pages


         No other person is known to the Reporting Person to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

         The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 17, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 18, 2003

                                                  /s/ CARL H. WESTCOTT
                                                  -----------------------------
                                                  CARL H. WESTCOTT